EXHIBIT 21.1

  SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Names Under Which Subsidiary Does Business	State or Jurisdiction of Incorporation or Organization
Pacific Ethanol California, Inc.	Pacific Ethanol California	California
Kinergy Marketing, LLC	Kinergy Marketing/Kinergy	Oregon
Pacific Ag. Products, LLC	Pacific Ag Products/PAP	California
Pacific Ethanol Madera LLC	Pacific Ethanol Madera	Delaware
Pacific Ethanol Holding Co. LLC	Pacific Ethanol Holding Co.	Delaware
Pacific Ethanol Imperial, LLC	Pacific Ethanol Imperial	Delaware
Pacific Ethanol Stockton LLC	Pacific Ethanol Stockton	Delaware
Pacific Ethanol Columbia, LLC	Pacific Ethanol Columbia	Delaware
Pacific Ethanol Magic Valley, LLC	Pacific Ethanol Magic Valley	Delaware
Pacific Ethanol Plymouth, LLC	Pacific Ethanol Plymouth	Delaware
Stockton Ethanol Receiving Company, LLC	Stockton Ethanol Receiving Company	Delaware